SAGE 

03 JUL -1 AM 7:21

19 June 2003



03024237

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
**Washington**
D.C. 20549

**Attention : Filings Desk**

SUPPL

Dear Sir

**Re: Sage Group Limited – File No. 82-4241**
**Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

We refer to the above and enclose a copy of Circular to Shareholders relating to renounceable rights offer dated 17 June 2003.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**D.B. GREEN**

Received by: ____________________ Date: ____________________

SAGE GROUP LIMITED

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**Action required**

If you have disposed of all your shares in Sage Group Limited ("Sage Group"), please forward this circular to the stockbroker, banker or agent through whom you disposed of such shares. If you have disposed of some of your shares in Sage Group, you should consult your stockbroker, banker or other professional advisor.

The letter of allocation, to which a certificated shareholder is entitled, has been created in electronic form with Computershare Nominees (Proprietary) Limited. The letter of allocation is negotiable and may be sold on the JSE Securities Exchange South Africa. If a certificated shareholder wishes to sell all or part of the letter of allocation, the enclosed form of instruction should be completed and returned to Computershare Investor Services Limited in accordance with the instructions contained therein. If you are in any doubt as to how to deal with the above, please consult your stockbroker, banker, accountant, attorney or other professional advisor immediately.

The distribution of this circular and/or accompanying documents and/or the transfer of the rights shares or the rights to subscribe for rights shares in jurisdictions other than the Republic of South Africa ("South Africa") may be restricted by law and a failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdictions. In particular, any holder of Sage Group shares or other recipient of this circular, a form of instruction in respect of a letter of allocation or any related offering documentation who is a resident, citizen or national of a jurisdiction other than South Africa, or which is a corporation, partnership or other entity created or organised under the laws of any such jurisdiction should refer to paragraph 3 of this circular. The rights shares will not be offered, sold, or delivered, directly or indirectly, in the US, the UK, Canada, Australia or Japan, unless certain exemptions from the requirements of those jurisdictions are applicable.





# SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN code: ZAE000006623
("Sage Group" or "the Company")

**CIRCULAR TO SHAREHOLDERS**

relating to:

- **a renounceable rights offer of 142 424 242 new ordinary shares ("rights shares") at R1,65 per share in the ratio of 1 rights share for every 1,10192 Sage Group shares held;**

enclosing, in the case of certificated shareholders only,

- **a form of instruction in relation to a letter of allocation providing for the sale or renunciation of all or part of the (nil paid) letter of allocation, the subscription for rights shares in terms thereof and the right to subscribe for additional rights shares.**

| **Lead manager** | **Attorneys** | **Sponsor** |
|---|---|---|


JPMorgan


WERKSMANS
INCORPORATED
(Registration number 1990/007215/21)


Grant Thornton
Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD

Date of issue: 17 June 2003

An English copy of this circular, the form of instruction in respect of a letter of allocation, the underwriting agreement and other documents referred to in paragraph 9 of this circular have been registered by the Registrar of Companies in Pretoria in terms of section 146A and section 153 of the Companies Act, 1973 (Act 61 of 1973), as amended.

*Copies of this circular, for information purposes only, may be obtained from the registered office of Sage Group, and the offices of Sage Group's transfer secretaries, the addresses of which are set out in the "Corporate information" section of this circular.*

# Table of Contents

Electronic statements issued in terms of STRATE and any new share certificates issued pursuant to blocked Rand transactions must be endorsed "non-resident" and placed under the control of the authorised dealer through whom the payment was made.

Dematerialised shareholders will have all aspects relating to South African Exchange Control Regulations managed by their CSDP or broker.

Shareholders who are in any doubt as to the taxation effect of the rights offer on them should consult a professional advisor.

**4.2 Additional provisions applicable to rights recipients resident outside the common monetary area**

Any addressee resident outside the common monetary area who receives this circular and the attached form of instruction should obtain advice as to whether any governmental and/or legal consents are required and/or any other formality must be observed to enable a subscription to be made in terms of such form of instruction. In particular, they should read paragraph 3.

## 5 UNDERWRITING OF THE RIGHTS OFFER

**5.1 The underwriting agreement and irrevocable undertaking**

On 8 April 2003, Sage Group entered into an underwriting agreement with ABSA, FSL and AVASA in terms of which, *inter alia*, the rights offer will be underwritten by:

- ABSA, up to a maximum amount of R92,5 million, which amount will be reduced to the extent to which ABSA follows its rights and/or subscribes for additional rights shares in terms of the rights offer;
- FSL, up to a maximum amount of R92,5 million, which amount will be reduced to the extent to which FSL follows its rights and/or subscribes for additional rights offer shares in terms of the rights offer; and
- the AVASA Consortium, in the amount of R8 million, which amount will be reduced to the extent to which any member of the AVASA Consortium follows its rights and/or subscribes for additional rights shares in terms of the rights offer.

MPF has irrevocably undertaken to follow its rights in terms of the rights offer up to a minimum amount of R42 million.

**5.2 Information regarding the underwriters is contained in Annexure 1**

## 6 OTHER INFORMATION ON SAGE GROUP

**6.1 Pre-listing particulars**

Shareholders are referred to the pre-listing particulars included in the circular to shareholders published in respect of Sage Group on 7 May 2003, copies of which may be inspected at the registered office of Sage Group and at the transfer secretaries.

**6.2 Date and place of incorporation**

Sage Group was incorporated in South Africa on 11 August 1970.

**6.3 General description of Sage Group**

**6.3.1 Nature of business**

Sage Group is listed in the Life Assurance sector of the JSE lists and is the holding company of the Group. The Group's activities encompass life assurance, investment and unit trust management and related property investments. The Group had established an international business in both the USA and Bermuda. Due to the absence of further development capital the Group decided to withdraw from international operations with effect from 1 January 2003. The Group is no longer involved in the activity of property development and all properties are currently held on an investment basis only.

**6.3.2 Strategy and prospects**

After a year of exceptionally challenging conditions, the directors believe the Group is now positioned to warrant renewed optimism on future prospects. Following the sale of its Bermudan operations, the writing down of its United States operations to a nominal value of R1 as at 31 December 2002 and the agreement in principal concluded for the sale of its United States operations, the directors are of the view that the problems faced within the international operations are now behind the Group and it is sharply focused on building its domestic life assurance and unit trust activities. The capital raising exercise, with the backing of existing major shareholders and the introduction of new shareholders, should provide enhanced stability and enable the Group to plan further developments and to reposition its operations.

**3.6** Sage Group reserves the right, in its sole discretion, to investigate in relation to any acceptance, whether the representation and warranty set out in paragraph 3.9 could have been truthfully given by the relevant person and, if such investigation is made and, as a result, Sage Group cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

**3.7** The provisions of this paragraph 3 and any other terms of the rights offer relating to overseas persons may be waived, varied or modified as regards specific shareholders or renouncees or purchasers of rights to subscribe for rights shares or on a general basis by Sage Group in its sole discretion. In particular, without limitation, Sage Group reserves the right to permit the rights offer to be accepted by, and allot rights shares to, an overseas shareholder or a person in whose favour a form of instruction has been renounced or purchasers of rights to subscribe for rights shares (otherwise unable to accept the rights offer in accordance with the above) in circumstances in which Sage Group is satisfied that acceptance by such shareholder or person and the allotment of rights shares to such shareholder or person will not constitute a breach of any securities or other relevant legislation or impose obligations on Sage Group not contemplated by the rights offer (and, in any such case, Sage Group may impose additional requirements and restrictions on such acceptance and the rights shares allotted).

**3.8** An overseas shareholder that holds Sage Group shares in the form of ADSs may not participate in the rights offer.

**3.9** Each holder of Sage Group shares (and each person in whose favour a form of instruction is renounced) by whom, or on whose behalf, payment under a form of instruction is made, irrevocably warrants and represents to Sage Group (so as to bind him and his heirs, successors and assigns) that, unless "No" is inserted in Block 10 of the form of instruction, the rights offer was not made to such person (or persons for whom he is acting) in or into the US (or, if such person is a US person, he is eligible to participate in the rights offer in accordance with paragraph 3.3 hereof), the UK, Canada, Australia or Japan whether by the receipt of the form of instruction or any related offering documents (including this circular in the case of US holders of Sage Group shares or Sage Group ADSs) in or into such jurisdictions or otherwise, and that such person is accepting the rights offer outside the US, the UK, Canada, Australia and Japan and not for the account or benefit of a person in the US, the UK, Canada, Australia or Japan or with a view to the offer, sale or delivery, directly or indirectly, of the rights shares to any person in any of such jurisdictions.

## 4 SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS AND OTHER REGULATIONS

The following instructions are intended as a guide and are not comprehensive. If you are in any doubt in regard thereto, please consult your professional advisor:

### 4.1 South African Exchange Control Regulations

Subject to paragraph 3, in terms of the Exchange Control Regulations of the RSA, non-residents, excluding former residents, of the common monetary area, will be allowed to:

- take up rights allocated to them in terms of the rights offer;
- purchase letters of allocation on the JSE;
- purchase excess rights shares which have been applied for in terms of the rights offer;
- subscribe for the rights shares arising in respect of the letters of allocation purchased on the JSE, and
- provided payment is received either through normal banking channels from abroad or from a non-resident account. All share certificates issued to non-residents will be endorsed "non-resident".

All applications by a non-resident for the above purposes must be made through a South African authorised dealer.

Where a right in terms of the rights offer falls due to a former resident of the common monetary area, which right is based on shares blocked in terms of the Exchange Control Regulations, then only blocked funds may be used to take up these rights and subject to paragraph 3 may be used to:

- take up rights allocated to them in terms of the rights offer;
- purchase excess rights shares which have been applied for in terms of the rights offer;
- purchase letters of allocation on the JSE; and
- subscribe for the rights shares arising in respect of the letters of allocation purchased on the JSE.

Subject to paragraph 3, all applications by emigrants using blocked Rand for the above purposes must be made through the South African authorised dealer controlling their blocked assets. Any proceeds due to an emigrant in respect of the sale of letters of allocation based on blocked shares, will be credited to blocked accounts in the names of the emigrants concerned in terms of the South African Exchange Control Regulations.

3.3 **Neither this circular, nor the form of instruction in respect of a letter of allocation nor the rights shares (nor the rights to subscribe for them) have been nor will they be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), or any state laws of the US and accordingly, such rights shares are restricted securities for purposes of the US Securities Act. Unless certain exemptions from the requirements of the US Securities Act are applicable, the rights shares and the rights to subscribe for them may not be offered or sold within the US or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.** Accordingly, the rights shares are being offered and sold only (a) to "qualified institutional buyers" (as defined in Rule 144A under the US Securities Act and commonly referred to as "QIBs") in compliance with Rule 144A under the US Securities Act and (b) subject to the remainder of this paragraph 3.3, in offers and sales that occur outside the US to purchasers who are not US persons. Such purchasers include dealers or other professional fiduciaries in the US acting on a discretionary basis for beneficial owners that are not US persons (other than an estate or trust) in offshore transactions meeting the requirements of Rule 903 of Regulations. As used herein, the terms "offshore transaction" "US" and "US person" have the meanings given to them in Regulation S under the US Securities Act. In addition, no prospectus has been, or will be, prepared in connection with the rights offer pursuant to the UK Public Offers of Securities Regulations 1995 and the relevant clearances have not been, and will not be, obtained from the securities commissions of Japan, any province of Canada or any state of Australia. Accordingly, neither the rights shares nor the rights to subscribe for them may be offered, sold or delivered, directly or indirectly, in or into the UK, Canada, Australia or Japan, except pursuant to exemptions from the applicable requirements of such jurisdictions.

**3.4** No rights to subscribe for rights shares will be credited to a custody account of shareholders with registered addresses in the US, the UK, Canada, Australia or Japan, and no offer of rights shares is being made under this circular to shareholders with registered addresses in, or to residents of any of the US, the UK, Canada, Australia or Japan. This circular is being sent to such shareholders in the UK, Canada, Australia or Japan for information only. This circular is not being, and should not be, mailed or otherwise distributed or sent in, into or from the US, including to persons in the US or to custodians, trustees or nominees holding Sage Group shares for such persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. The form of instruction is not being, and should not be, mailed or otherwise distributed or sent in, into or from the US, the UK, Canada, Australia or Japan including to persons with addresses in the US, the UK, Canada, Australia or Japan or to custodians, trustees or nominees holding Sage Group shares for such persons and no rights to subscribe for rights shares may be sold to such a person. Persons receiving this circular, the form of instruction and any other offering documentation (including, without limitation, custodians, trustees and nominees) should not distribute, send or mail them in, into or from the US, the UK, Canada, Australia or Japan and so doing may invalidate any related purported acceptance of the rights offer or result in a breach of applicable securities laws. **Any person who is in, or is a resident of the US, the UK, Canada, Australia or Japan (or any custodian, trustee or nominee for such a person) who purports to acquire rights to subscribe for rights shares will, unless Sage Group is satisfied that an exemption from the relevant requirements of these jurisdictions is applicable, be unable to subscribe for the rights shares concerned and may be unable to recover any consideration paid by him for such rights.** Envelopes containing a form of instruction should not be postmarked in the US, the UK, Canada, Australia or Japan or otherwise despatched from the US, the UK, Canada, Australia or Japan and all acceptors must provide addresses outside the US, the UK, Canada, Australia and Japan for the receipt of the rights shares and all related documents of title, unless certain exemptions from the requirements of the relevant jurisdictions are applicable.

**3.5** Unless Sage Group is satisfied that certain exceptions from the requirements of the relevant jurisdictions are applicable, any holder of Sage Group shares and any person in whose favour a form of instruction has been renounced will be deemed not to have validly accepted the rights offer if (i) he puts "No" in Block 10 of the form of instruction and thereby does not give the representation and warranty set out in paragraph 3.9 to the effect that the rights offer was not made to him (or persons for whom he is acting) in or into the US, the UK, Canada, Australia or Japan, is being accepted outside the US, the UK, Canada, Australia and Japan and is not being accepted for the account or benefit of a person in the US, the UK, Canada, Australia or Japan or with a view to the offer, sale or delivery, directly or indirectly, of the rights shares to any person in any of such jurisdictions or (ii) in any case, the form of instruction received from him is received in an envelope postmarked in, or which otherwise appears to Sage Group or its agents to have been sent from, the US, the UK, Canada, Australia or Japan.

**2.8 Payment by certificated rights recipients and/or their renouncees**

A cheque drawn on a registered bank crossed "not transferable" and with the words "or bearer" deleted, or a banker's draft, drawn in favour of "Sage Group – rights offer", in respect of the total amount due, together with a properly completed form of instruction, may be lodged for acceptance by rights recipients and/or, subject to paragraph 3 below, their renouncees by hand, to "Sage Group – Rights Offer" Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg by 14:30 on Friday, 4 July 2003 or may be posted, at the risk of the rights recipient or renouncee concerned, on or before that date to "Sage Group – Rights Offer", Computershare Investor Services Limited, PO Box 61051, Marshalltown, 2107 so as to be received by 14:30 on Friday, 4 July 2003.

**2.9 Posting of certificates to certificated rights recipients**

Certificated shareholders will receive share certificates in respect of the rights shares allotted and issued to them in terms of the rights offer. Share certificates will be posted to the persons entitled thereto, by registered post, at the risk of the persons concerned from Monday, 7 July 2003 and in any event by no later than Monday, 14 July 2003. As Sage Group uses the "certified transfer deeds and other temporary documents of title" *procedure approved by the JSE, only block certificates will be issued in respect of such rights shares.*

**2.10 Dematerialised rights recipients**

Rights recipients who have already dematerialised their Sage Group shares will be advised by their CSDP or broker as to the procedure to be followed in respect of the subscription, sale or renunciation of rights or the application for additional rights shares.

**3 OVERSEAS SHAREHOLDERS**

**3.1** The making or acceptance of the rights offer in, or to or by persons who are, or are custodians of or trustees of or nominees of persons who are in, or who are residents, citizens or nationals of, jurisdictions outside South Africa ("overseas shareholders") and the availability of rights shares to overseas shareholders may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to apply for rights shares under the rights offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue or other taxes, duties or payments due in such jurisdictions. Those persons who apply for rights shares under the rights offer will be responsible for payment of any issue or other taxes or other requisite duties or payments due in such jurisdictions by whomsoever payable and Sage Group and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by any such person for any issue or other taxes, duties or payments as such person may be required to pay.

**3.2** Receipt of this circular and/or a form of instruction or the crediting of rights to subscribe for rights shares to a custody account in electronic form will not constitute an invitation or an offer in those jurisdictions in which it would be illegal to make an invitation or an offer and, in those circumstances, this circular and all accompanying documents will be sent for information only and should not be copied or redistributed. No person receiving a copy of this circular and/or a form of instruction and/or receiving a credit of rights to subscribe for rights shares to a custody account in electronic form in any jurisdiction other than South Africa may treat the same as constituting an invitation or offer to him, nor should he in any event use the form of instruction or deal with the rights to subscribe for rights shares unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to him or the form of instruction or rights to subscribe for rights shares could be lawfully used or dealt with without contravention of any unfulfilled registration or other legal requirements. Accordingly, persons receiving a copy of this circular and/or a form of instruction should not distribute or send the same, or renounce or transfer rights to subscribe for rights shares to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If this circular or any accompanying form of instruction and/or a credit of rights shares to a custody account in electronic form is received by any person in any such jurisdiction, or by their agent or nominee, he must not seek to take up the rights referred to in the form of instruction or renounce or transfer the rights to subscribe for rights shares except under an express written agreement between him and Sage Group. Any person who does forward this circular or a form of instruction into any such jurisdiction (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 3.

2.5.6 such payment will constitute acceptance of the rights offer upon the terms and conditions set out in this circular and in the form of instruction; and

2.5.7 if any form of instruction is not received as set out above, the rights offer will be deemed to have been declined and the right to subscribe for the rights shares in terms of the form of instruction will lapse regardless of who then holds it.

**2.6 Sale or renunciation by certificated rights recipients**

2.6.1 Subject to the arrangements relating to certain foreign jurisdictions, certificated rights recipients who wish to sell all or part of their entitlement as reflected in the form of instruction should complete the relevant section of the form of instruction and return it to the transfer secretaries in accordance with the instructions contained therein by no later than 12:00 on Friday, 27 June 2003. The transfer secretaries will endeavour to sell the entitlement on the JSE on behalf of such certificated rights recipients and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges and associated expenses. Neither the transfer secretaries nor any broker appointed by it will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights. References in this paragraph 2.6.1 to a certificated rights recipient include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting and in the event of more than one person executing the form of instruction the provisions of this paragraph 2.6.1 shall apply to them, jointly and severally.

2.6.2 Certificated shareholders who do not wish to sell all or part of their entitlements as reflected in the form of instruction and who do not wish to subscribe for any of the rights shares offered in terms of the form of instruction but who wish to renounce their rights should complete the relevant section of the form of instruction and return it to the transfer secretaries in accordance with the instructions contained therein.

2.6.3 Certificated shareholders who wish to subscribe for a portion only of their entitlement must indicate the number of rights shares for which they wish to subscribe on the form of instruction.

**2.7 Application for additional rights shares by certificated rights recipients**

Rights recipients who subscribe for rights shares may also apply, at the same time and at the same price, for rights shares in excess of their entitlement. Full details as to how certificated rights recipients may apply for additional rights shares are set out in the attached form of instruction and are summarised as follows:

2.7.1 the certificated rights recipient who wishes to apply for additional rights shares must complete the form of application for additional rights shares contained in the form of instruction;

2.7.2 any rights shares not subscribed for by other rights recipients will be allocated to applicants for additional rights shares on an equitable basis to be determined in the sole and absolute discretion of the directors of Sage Group after the closing date of the rights offer, subject to the approval of the JSE;

2.7.3 the press announcement giving the results of the rights offer will include the basis of allocation of the additional rights shares applied for and will be published on or about Tuesday, 8 July 2003;

2.7.4 no interest will be paid in respect of application monies. Subject to paragraph 4.1, refund cheques (if any) in respect of wholly or partially unsuccessful applications made by certificated shareholders for additional rights shares will be drawn in the currency of the RSA on a Johannesburg bank account and will be posted by ordinary mail at the applicant's risk from Monday, 7 July 2003;

2.7.5 each application for additional rights shares will be regarded as a single application except one submitted by a recognised nominee company which discloses on a typed supporting schedule attached to the form of instruction, the number of principals, the number of rights shares subscribed for on behalf of each principal and the number of additional rights shares applied for on behalf of each principal. In the case of multiple applications, the total number of additional rights shares applied for in the same name will be regarded as a single application; and

2.7.6 all payments in respect of applications for additional rights shares by non-residents of the common monetary area must be made through a RSA authorised dealer in foreign exchange and the provisions of paragraph 4.1 must be complied with and will apply to such payments.

Subject to the arrangements relating to certain foreign jurisdictions, dematerialised rights recipients will have the rights to which they are entitled to subscribe credited to their custody account by their appointed CSDP or broker in electronic form. The CSDP or broker will advise these shareholders of the procedure they need to follow for the acceptance or renunciation of rights.

Application has been made to the JSE for the listing of the letters of allocation and the listing of the rights shares.

The directors of Sage Group have authorised and approved the allotment and issue of the rights shares.

Shareholders who are in any doubt as to the taxation effect of the rights offer on them should consult a professional advisor.

### 2.1 Terms of the rights offer

2.1.1 Sage Group offers for subscription, upon the terms and conditions set out in this circular and insofar as certificated shareholders are concerned, as set out in the form of instruction, by way of renounceable rights, to rights recipients and/or their renouncees, a total of 142 424 242 new Sage Group shares at R1,65 per share, payable in full on acceptance by certificated shareholders, or on a delivery versus payment basis by the CSDP or broker in respect of dematerialised shareholders, in the currency of the RSA, in the ratio of 1 rights share for every 1,10192 Sage Group shares held on the record date.

2.1.2 The last day to trade for purposes of determining the shareholders entitled to participate in the rights offer is the close of business on Friday, 6 June 2003.

2.1.3 Upon their issue the rights shares to be allotted in terms of the rights offer will rank *pari passu* with the previously issued Sage Group shares.

2.1.4 Shareholders may subscribe for all or part of their rights entitlement.

2.1.5 Applications may also be made for additional rights shares in terms of paragraph 2.7 in the case of certificated shareholders and in terms of paragraph 2.10 in the case of dematerialised shareholders.

2.1.6 The letters of allocation in respect of the rights offer will be listed on the JSE in electronic form in respect of the rights entitlements only. The rights shares to be allotted in terms of the rights offer may not be traded separately before such shares are listed on the JSE on Monday, 30 June 2003. Rights shares may only be traded in dematerialised form.

### 2.2 Conditions precedent

There are no outstanding conditions precedent to the rights offer.

### 2.3 Opening and closing dates of the rights offer

The rights offer will open at 09:00 on Tuesday, 17 June 2003 and will close at 14:30 on Friday, 4 July 2003.

### 2.4 Shareholders' entitlement

Rights recipients will receive the ratio entitlement, being 1 rights share for every 1,10192 Sage Group shares held on the record date. The rounded number of rights to new Sage Group shares to which shareholders will become entitled will be determined by the ratio entitlement, which is illustrated in Annexure 2 of this circular.

Rights recipients will receive their entitlement, being the rights reflected in the form of instruction, rounded to the nearest whole number.

### 2.5 Procedure for acceptance by certificated rights recipients

Full details of the procedure for acceptance of the rights offer by certificated shareholders are contained in the attached form of instruction (*white*) attached to this circular. It should be noted that:

2.5.1 acceptances are irrevocable and may not be withdrawn;

2.5.2 acceptances may be made only by means of the attached form of instruction;

2.5.3 any instruction to sell all or part of the entitlement may only be made by means of the form of instruction;

2.5.4 the properly completed form of instruction and a banker's draft or cheque in the currency of the RSA (refer to paragraph 2.8) in payment of the subscription price payable for the relevant rights shares must be received by the transfer secretaries at either of the addresses referred to in paragraph 2.8 by not later than 14:30 on Friday, 4 July 2003;

2.5.5 the form of instruction to take up the rights in question will be regarded as complete only when the cheque or banker's draft has been cleared for payment;



# SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN code: ZAE000006623
("Sage Group" or "the Company")

**Directors**

Dr. DC Cronjé# (Chairman)
G Griffin (Chief Executive Officer)
MP Adonisi#
JP Davies
BJ du Plessis#
JE Henderson
Dr. BM Ilsley#
L Kaplan
RI Marsden
B Nackan
JH Postmus#
HL Shill#
CD Stein#
CL van Wyk#
Adv. T van Wyk#

#Non-executive

# Circular to shareholders

## 1 INTRODUCTION AND PURPOSE OF THE RIGHTS OFFER

Shareholders are referred to the announcements which were published in the South African press on Thursday, 10 April 2003 and Wednesday, 7 May 2003 in which shareholders were advised that Sage Group will raise R350 million by way of a specific issue of shares for cash to the AVASA Consortium and by way of the rights offer. The proceeds of the specific issue and the rights offer will be used to refinance the Group's balance sheet and enhance the Group's ability to support its core life assurance and unit trust activities in South Africa.

At a general meeting of shareholders held on Thursday, 29 May 2003, shareholders approved the ordinary and special resolutions necessary to increase the authorised share capital of Sage Group to R5 million divided into 500 000 000 Sage Group shares with a par value of 1 cent each and to approve the issue of new Sage Group shares in terms of the specific issue and the rights offer.

On Friday, 13 June 2003, 69 696 970 Sage Group shares were issued to the AVASA Consortium in terms of the specific issue at a subscription price of R1,65 per Sage Group share, for an aggregate amount of R115 million. These Sage Group shares will rank *pari passu* with other Sage Group shares in issue but were issued after the record date for the rights offer and *ex*-rights to the renounceable letters of allotment granted in terms of the rights offer. Accordingly, the AVASA Consortium will not participate in the rights offer through its holding of the specific issue shares.

The directors now intend to offer 142 424 242 new Sage Group shares to shareholders at a subscription price of R1,65 per Sage Group share in order to raise R235 million.

## 2 PARTICULARS OF THE RIGHTS OFFER

Sage Group intends to raise R235 million by way of the rights offer of 142 424 242 new Sage Group shares at a price of R1,65 per share being equivalent to the 30 day volume weighted average traded price per Sage Group share for the period ended on 28 March 2003, being the date upon which the cautionary announcement in connection with this transaction was published.

Subject to the arrangements relating to certain foreign jurisdictions, certificated rights recipients will have their entitlement credited to a custody account in electronic form which will be administered by Computershare Nominees on their behalf. The attached form of instruction (*white*) reflects the number of rights shares for which the certificated rights recipient is entitled to subscribe and incorporates a form of application for additional rights shares. The procedures that certificated shareholders should follow for the acceptance, sale or renunciation of their rights are reflected in the form of instruction.

| | |
|---|---|
| "Rand" or "R" | South African currency; |
| "record date" | 17:00 on Friday, 13 June 2003; |
| "Registrar" | the Registrar of Companies; |
| "Remgro" | Remgro Limited (registration number 1968/006415/06), a public company with limited liability, incorporated in South Africa, whose ordinary shares with a par value of 1 cent each are listed on the JSE; |
| "rights entitlement" or "ratio entitlement" | rights recipients will receive 1 rights share for every 1,10192 Sage Group shares held on the record date. The entitlement to rights shares will be rounded to the nearest whole number; |
| "the rights offer" | the renounceable rights offer by Sage Group of the rights shares at an issue price of R1,65 per rights share, in the ratio of 1 rights share for every 1,10192 Sage Group shares registered in the name of shareholders recorded as such on the record date; |
| "rights recipients" | collectively, the certificated shareholders and the dematerialised shareholders; |
| "rights shares" | new Sage Group shares with a par value of 1 cent each, ranking *pari passu* in all respects with the existing ordinary shares in issue at the date of this circular, to be allotted and issued in terms of the rights offer; |
| "Sage Group ADS" | an ADS representing three Sage Group shares; |
| "Sage Group directors" or "the board" | the board of directors of Sage Group; |
| "Sage Group shares" | ordinary shares with a par value of 1 cent each in the capital of Sage Group; |
| "SARB" | the South African Reserve Bank; |
| "SENS" | the Securities Exchange News Service, a division of the JSE; |
| "shareholders" | holders of Sage Group shares; |
| "Share Schemes" | the Sage Group Limited Executive Share Incentive Scheme and the Sage Share Incentive Scheme; |
| "share statement(s)" | statements as contemplated by section 91A(3)(f) of the Act reflecting electronic records of ownership of dematerialised and uncertificated shares held in custody by a CSDP; |
| "South Africa" or "RSA" | the Republic of South Africa; |
| "specific issue" | the specific issue of shares for cash to the AVASA Consortium in terms of section 5.68 of the JSE Listings Requirements, details of which are more fully described in the circular published by Sage Group on 7 May 2003; |
| "specific issue shares" | 69 696 970 new Sage Group shares issued to the AVASA Consortium in terms of the specific issue; |
| "STRATE" | Share Transactions Totally Electronic, a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically, managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody Act; |
| "the underwriters" | the underwriters of the rights offer, being ABSA, FSL and the AVASA Consortium; |
| "the underwriting agreement" | the underwriting agreement dated 8 April 2003 and subsequent amendments entered into between Sage Group, ABSA, FSL and AVASA; |
| "UK" | the United Kingdom of Great Britain and Northern Ireland; and |
| "US" | the United States of America, its territories and possessions, any state of the United States and the District of Columbia. |

# Definitions

In this circular, unless the context indicates a contrary intention, an expression which denotes any gender includes the other gender, a natural person includes a juristic person and *vice versa*, the singular includes the plural and *vice versa* and the following expressions bear the meanings assigned to them below:

| | |
|---|---|
| "ABSA" | ABSA Group Limited (registration number 1986/003934/06), a public company with limited liability, incorporated in South Africa, the entire issued share capital of which is listed on the JSE; |
| "Act" | the South African Companies Act, 1973 (Act 61 of 1973), as amended; |
| "ADS" | American depositary share; |
| "Articles" | the Articles of Association of Sage Group; |
| "AVASA" | AVASA Holdings Limited (registration number 1998/013637/06), a public company with limited liability, incorporated in South Africa, the entire issued share capital of which is listed on the JSE; |
| "AVASA Consortium" | a consortium of investors represented by and including AVASA; |
| "certificated shareholders/ rights recipients" | shareholders who have not yet dematerialised their Sage Group share certificates in terms of STRATE and who are entitled to receive a letter of allocation; |
| "circular" | this bound document dated 17 June 2003, the annexures hereto and the attached form of instruction; |
| "common monetary area" | collectively, South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland; |
| "Computershare Nominees" | Computershare Nominees (Proprietary) Limited (registration number 1999/08543/07), a wholly-owned subsidiary of Computershare; |
| "Computershare" or "transfer secretaries" | Computershare Investor Services Limited (registration number 1958/003546/06), a public company with limited liability, incorporated in South Africa; |
| "conditions" | the conditions precedent referred to in paragraph 2.2 of this circular; |
| "CSDP" | Central Securities Depository Participant; |
| "Custody Act" | the Custody and Administration of Securities Act (Act 85 of 1992), as amended; |
| "dematerialise" or "dematerialisation" | the process prescribed in accordance with rule 6.2 of the STRATE Rules and in terms of section 91A of the Act by which certificated shares are converted to an electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP; |
| "dematerialised shareholders/ rights recipients" | shareholders who have dematerialised their Sage Group shares in terms of STRATE and who are entitled to receive a letter of allocation; |
| "form of instruction" | the attached form of instruction in respect of a letter of allocation reflecting the entitlement of certificated shareholders and on which certificated shareholders should indicate to the transfer secretaries whether they wish to take up, renounce or sell all or part of their rights and/or apply for additional rights shares; |
| "FSL" | Financial Securities Limited (registration number 1972/004504/06), a public company with limited liability, duly incorporated in South Africa and a wholly-owned subsidiary of Remgro; |
| "Group" | Sage Group and its subsidiary companies from time to time; |
| "JSE" | the JSE Securities Exchange South Africa; |
| "last day to trade" | the close of business on Friday, 6 June 2003; |
| "last practicable date" | the last practicable date prior to finalisation of this circular, being Tuesday, 10 June 2003; |
| "the letter(s) of allocation" | the renounceable (nil paid) letters of allocation issued by Sage Group in electronic form pursuant to the rights offer; |
| "MPF" | collectively Mine Employees Pension Fund, Sentinel Mining Industry Retirement Fund and MPF Management Services (Proprietary) Limited; |

# Salient dates and times

| | 2003 |
|---|---|
| Last day to trade for purposes of determining the ordinary shareholders of Sage Group entitled to participate in the rights offer, on | Friday, 6 June |
| Ordinary shares trade *ex*-rights on the JSE on | Monday, 9 June |
| Listing of and dealing in the letters of allocation commences on the JSE on | Monday, 9 June |
| Record date for purposes of determining the ordinary shareholders of Sage Group entitled to participate in the rights offer at 17:00 on | Friday, 13 June |
| Rights offer opens at 09:00 on | Tuesday, 17 June |
| Dematerialised shareholders will have their safe custody accounts at their CSDP or broker automatically credited with their entitlement | Tuesday, 17 June |
| Certificated shareholders will have their entitlement credited to a safe custody account at Computershare Nominees | Tuesday, 17 June |
| Form of instruction in respect of a letter of allocation and circular giving full details of the rights offer will be posted to certificated shareholders of Sage Group recorded in the register on the record date (only the circular will be posted to shareholders on the register and sub-register and to those beneficial shareholders who have indicated that they wish to receive circulars) on | Tuesday, 17 June |
| Last day to trade in the letters of allocation on the JSE in order to be settled by Friday, 4 July 2003, on | Friday, 27 June |
| Listing of rights shares commences on the JSE (see note 3) on | Monday, 30 June |
| Rights offer closes at 14:30 (see note 5) – payment to be made by 14:30 (see note 6) on | Friday, 4 July |
| Record date for the letters of allocation on | Friday, 4 July |
| Entitlements in respect of the rights offer available and where applicable, certificates posted to certificated shareholders on | Monday, 7 July |
| Refund cheques (where relevant) posted to certificated shareholders on or about | Monday, 7 July |
| Dematerialised shareholders will have their safe custody accounts updated and credited at their CSDP or broker and (where requested) certificates posted to certificated shareholders on | Monday, 7 July |
| Results of the rights offer published on SENS | Monday, 7 July |
| Results of the rights offer published in the press on | Tuesday, 8 July |

**Notes:**

1 The definitions set out on pages 4 and 5 apply to the information on this page.

2 The above dates and times are subject to change. Any such change(s) will be announced on SENS and published in the South African press.

3 Rights shares may only be traded if they are dematerialised.

4 Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday, 13 June 2003, both days inclusive.

5 Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the rights offer in the manner and time stipulated in the agreement governing the relationship between such shareholders and their CSDPs or brokers.

6 CSDPs effect payment on a delivery versus payment method in respect of dematerialised shareholders.

# Action required by shareholders

**If you are in any doubt as to what action to take, you should consult your stockbroker, banker, accountant, attorney or other professional advisor.**

**SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR SAGE GROUP SHARE CERTIFICATES**

Sage Group went onto the STRATE electronic clearing and settlement system on 29 September 2001.

Shareholders who have dematerialised their Sage Group share certificates will **not** receive a printed form of instruction and such shareholders should receive notification from their CSDP or broker regarding the rights to which they are entitled in terms of the rights offer. Shareholders who have dematerialised their shares and who wish to participate in the rights offer, either by subscribing for some or all of the rights allocated to them or by selling or renouncing some or all of the rights allocated to them, should make the necessary arrangements with their CSDP or broker by the cut-off time and date stated in the advice sent to the dematerialised shareholders by their CSDP or broker in this regard.

*Sage Group does not take responsibility and will not be held liable for any failure on the part of the CSDP or broker to notify the shareholder of the rights offer and/or to subscribe for the rights shares and/or to sell the rights allocated.*

**SHAREHOLDERS WHO HAVE NOT DEMATERIALISED THEIR SAGE GROUP SHARE CERTIFICATES**

Shareholders who have **not** dematerialised their Sage Group share certificates should note that a form of instruction in respect of certificated shareholders is enclosed with this circular and the relevant procedure for participation in the rights offer is set out below:

- a letter of allocation will be created in electronic form with Computershare Nominees (Proprietary) Limited to afford certificated shareholders the same rights and opportunities as those who have already dematerialised their Sage Group shares;
- certificated shareholders who do not wish to subscribe for all of the rights allocated to them as reflected in the form of instruction, may either dispose of or renounce all or such part of their rights entitlement as follows:
  - certificated shareholders who wish to renounce their rights entitlement in favour of any named renouncee, must complete Form A in the enclosed form of instruction, and the renouncee must complete Form B in the enclosed form of instruction and return it to the transfer secretaries by not later than 14:30 on Friday, 4 July 2003, together with a cheque or banker's draft for the appropriate amount;
  - certificated shareholders who wish to sell all or part of their rights entitlement, must complete Form C in the enclosed form of instruction and return it to the transfer secretaries by not later than 12:00 on Friday, 27 June 2003. Note that Computershare Nominees (Proprietary) Limited will endeavour to procure the sale of rights on the JSE on certificated shareholders' behalves and remit the net proceeds thereof in accordance with the certificated shareholders' instructions. In this regard, Computershare Nominees (Proprietary) Limited will not have any obligation or be responsible for any loss or damage whatsoever in relation to or arising from the timing of such sales, the price obtained, or the failure to dispose of such rights entitlements;
- certificated shareholders who wish to subscribe for all or part of their rights entitlement in terms of the enclosed form of instruction, should complete the enclosed form of instruction in accordance with the instructions contained therein and lodge it together with the amount due in the currency of South Africa, with the transfer secretaries as follows:

*Hand deliveries to*
Sage Group Limited
c/o Computershare Investor Services Limited
Ground Floor,
70 Marshall Street
Johannesburg, 2001

*Postal deliveries to*
Sage Group Limited
c/o Computershare Investor Services Limited
PO Box 61051
Marshalltown, 2107

so as to reach the transfer secretaries no later than 14:30 on Friday, 4 July 2003;

- certificated shareholders, after subscribing for any of the rights shares that they have been allocated, will receive the rights shares to which they are entitled in certificated form only; and
- if the required documentation and payment has not been received in accordance with the instructions contained in the enclosed form of instruction (either from the qualifying shareholders or from any person in whose favour the rights have been renounced) by 14:30 on Friday, 4 July 2003, then the rights to those unsubscribed rights shares will be deemed to have been declined and the rights entitlement will lapse.

# Corporate information

**Company secretary and registered office**
CS Cant BL, LLB, LLM, HDip Tax
11th Floor Sage Centre,
10 Fraser Street,
Johannesburg, 2001
(PO Box 7755, Johannesburg, 2000)

**Sponsor**
Grant Thornton Kessel Feinstein Corporate Sponsors
(Proprietary) Limited
(registration number 2000/003541/07)
137 Daisy Street, corner Grayston Drive,
Sandown, 2196
(Private Bag X28, Benmore, 2010)

**Lead manager**
JP Morgan Equities Limited
(registration number 1995/011815/06)
1 Fricker Road, corner Hurlingham Road,
Illovo, 2196
(PO Box 934, Johannesburg, 2000)

**Transfer secretaries**
Computershare Investor Services Limited
(registration number 1958/003546/06)
Ground Floor,
70 Marshall Street,
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

**Attorneys**
Werksmans Incorporated
(registration number 1990/007215/21)
155 Fifth Street,
Sandown,
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

**Joint auditors of Sage Group**
Grant Thornton Kessel Feinstein
Registered Accountants and Auditors
137 Daisy Street, corner Grayston Drive,
Sandown, 2196
(Private Bag X28, Benmore, 2010)

KPMG Inc.
Registered Accountants and Auditors
(registration number 1999/021543/21)
KPMG Crescent,
85 Empire Road,
Parktown, 2193
(Private Bag 9, Parkview, 2122)

**Commercial bankers**
ABSA Bank Limited
(registration number 1986/004794/06)
2nd Floor, ABSA Towers North,
180 Commissioner Street,
Johannesburg, 2001
(PO Box 7735, Johannesburg, 2000)

Nedbank Limited
(registration number 1951/000009/06)
135 Rivonia Road,
Sandton, 2146
(PO Box 1144, Johannesburg, 2000)

**Underwriters**
ABSA Group Limited
(registration number 1986/003934/06)
170 Main Street,
Johannesburg, 2001
(PO Box 7735, Johannesburg, 2000)

AVASA Holdings Limited
(registration number 1998/013637/06)
First Floor,
57 Sixth Road,
Hyde Park, 2196
(PO Box 411449, Craighall, 2024)

Financial Securities Limited
(registration number 1972/004504/06)
Carpe Diem Office Park,
Quantum Street,
Techno Park,
Stellenbosch, 7600

The board of directors, together with the new Group chief executive officer and senior executive management is giving priority to revitalising the Sage brand, optimising balance sheet management, regaining expansion momentum in the distribution operations and establishing clear strategies and operating targets for the medium term, designed to build shareholder value from the current base.

A corporate update was released by Sage Group on SENS on 5 June 2003, a copy of which is attached as Annexure 4 to the circular.

### 6.4 Shareholders' equity

All the Sage Group shares in issue rank *pari passu* with each other and are fully paid. Any variation of rights attaching to such shares will require a special resolution of shareholders in general meeting in accordance with the Articles.

Details of the Group's shareholders' equity before and after giving effect to the increase in authorised ordinary share capital, the specific issue and the rights offer are as follows:

| | Before the specific issue of shares and the rights offer | | Pro-forma after the specific issue of shares only[1] | | Pro-forma after the rights offer only[1] | | Pro-forma after both the specific issue of shares and the rights offer[1] | |
|---|---|---|---|---|---|---|---|---|
| | **Number** | **Rands** | **Number** | **Rands** | **Number** | **Rands** | **Number** | **Rands** |
| Authorised ordinary shares | 164 043 915 | | 500 000 000 | | 500 000 000 | | 500 000 000 | |
| Authorised ordinary shares | | 1 640 439 | | 5 000 000 | | 5 000 000 | | 5 000 000 |
| Issued ordinary shares | 154 964 862 | | 224 661 832 | | 297 389 104 | | 367 086 074 | |
| Issued ordinary shares | | 1 549 649 | | 2 246 618 | | 2 973 891 | | 3 670 861 |
| Share premium | | 18 367 397 | | 127 454 028 | | 241 283 554 | | 350 370 185 |
| Accumulated loss | | (307 474 153) | | (308 513 096) | | (309 597 210) | | (310 638 153) |
| Convertible debentures | 1 975 354 | | 1 975 354 | | 1 975 354 | | 1 975 354 | |
| Convertible debentures | | 38 541 375 | | 38 541 375 | | 38 541 375 | | 38 541 375 |
| Non-distributable reserves | | 1 241 946 | | 1 241 946 | | 1 241 946 | | 1 241 946 |
| | | (247 773 786) | | (139 029 129) | | (25 556 444) | | 83 186 214[2] |

[1] As adjusted to give effect to the specific issue and the rights offer on the assumption that the specific issue of shares for cash and the rights offer had been implemented as at 31 December 2002 and adjusted for the expenses relating to the costs of the specific issue of shares for cash and the rights offer estimated at R19 million after tax and assuming the authorised ordinary share capital is increased from 164 million to 500 million Sage Group shares.

[2] Total shareholders' equity of the Company, adjusted for the specific issue and the rights offer calculated on the same basis as the above amounts to R801,6 million. This reflects the fair value at which the Company accounts for its subsidiaries.

Subsequent to the specific issue and the rights offer and assuming it is fully underwritten in terms of paragraph 5.1, the following shareholders will beneficially hold more than 5% of the issued ordinary share capital of Sage Group:

| Name of shareholder | Number of shares (million) | Percentage shareholding |
|---|---|---|
| ABSA | 80,0 | 21,8% |
| FSL | 66,9 | 18,2% |
| MPF | 59,4 | 16,2% |
| Transnet Pension Fund* | 30,3 | 8,3% |
| Sagecor | 28,4 | 7,7% |

* An AVASA consortium member

#### 6.4.1 Share capital

The share capital of Sage Group before and after the specific issue of shares for cash and the rights offer is as follows:

| **Before the specific issue of shares for cash and the rights offer** | **Rands** |
|---|---|
| *Authorised* | |
| 164 043 916 ordinary shares of 1 cent each | 1 640 939 |
| 80 951 085 "A" Preference shares of 1 cent each | 809 511 |
| 5 000 Preference shares ("2001") of 1 cent each | 50 |
| *Issued* | |
| 154 964 862 ordinary shares of 1 cent each | 1 549 649 |
| 80 951 085 "A" Preference shares of 1 cent each | 809 511 |
| **After the specific issue of shares for cash and the rights offer** | |
| *Authorised* | |
| 500 000 000 ordinary shares of 1 cent each | 5 000 000 |
| 80 951 085 "A" Preference shares of 1 cent each | 809 511 |
| 5 000 Preference shares ("2001") of 1 cent each | 50 |
| *Issued* | |
| 367 086 074 ordinary shares of 1 cent each | 3 670 861 |

### 6.5 Directors

The current functions and addresses of the directors of Sage Group are set out below:

| Name | Function | Address | Qualifications |
|---|---|---|---|
| Dr. DC Cronjé | Non-Executive Chairman | 5th Floor, ABSA Towers East, 170 Main Street, Johannesburg | BCom (Hons) MCom, DCom, appointed 1991, Chairman, ABSA Group Limited |
| G Griffin | Group CEO | 10th Floor, Sage Centre, 10 Fraser Street, Johannesburg | BSc FIA, appointed non-executive director in 1999 and Group CEO in April 2003, Former MD, Old Mutual Group |
| MP Adonisi | Non-Executive Director | 12th Floor, 76 Juta Street, Braamfontein | Dip Theol BA (Hons), MA M (Management), appointed 1994, Director Adonisi and Associates |
| JP Davies | Chief Executive SA Operations | 10th Floor, Sage Centre, 10 Fraser Street, Johannesburg | SEP Stanford, Chief Executive (SA Operations), Chief Executive Officer, Sage Life, 32 years service |
| BJ du Plessis | Non-Executive Director | Caxton House, 368 Jan Smuts Ave, Johannesburg | BSc, appointed 1993, Business Consultant, former Minister of Finance |
| JE Henderson | Executive Director and Statutory Actuary | 10th Floor, Sage Centre, 10 Fraser Street, Johannesburg | BSc(Hons) FIA FASSA ASA Actuarial, Legal Services and Company Valuator, 24 years service |
| Dr. BM Ilsley | Non-Executive Director | 60 Mount Street, Bryanston, Johannesburg | BSc (Chem Eng) PhD, CFP, appointed 1985, former Sage Group Chief Executive |
| L Kaplan | Group Financial Director | 10th Floor, Sage Centre, 10 Fraser Street, Johannesburg | BCom CA(SA), Group Finance, 8 years service |
| RI Marsden | Chief Executive International Operations | Sage Life Assurance of America Inc, 969 High Ridge Road, Suite 200, Stanford, Connecticut 06905, USA | BCom (Hons) MCom CA(SA), Chief Executive Sage Life of America (International Operations), 8 years service |
| B Nackan | Executive Director Corporate Communications | 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg | BA (Econ), SEP Stanford, MD, Sage Unit Trusts, 28 years service |
| JH Postmus | Non-Executive Director | "Kiepersol", 86 Ridgewater Lane, Lynnwood Manor, Pretoria | BCom, appointed 1996, formerly GM, SA Reserve Bank |
| HL Shill | Non-Executive Director | 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg | BCom CA(SA) SEP Stanford, Founder and former Group Chairman |
| CD Stein | Non-Executive Director | Werksmans Attorneys, 155 Fifth Street, Sandown | BCom LLB HDip Tax, appointed 1993, Chairman Werksmans Inc. |
| Adv. T van Wyk | Non-Executive Director | Remgro Limited, The Court House, 2 Saxon Road, Sandhurst | BCom LLB LLM, appointed 1991, Executive Director, Remgro Limited |
| CL van Wyk | Non-Executive Director | 17 Epping Road, Forest Town, Johannesburg | FFA, appointed 1993, Chairman ABSA offshore and Stonehage Financial Services Holdings Limited |

All the directors of Sage Group are South African nationals.

## 6.6 Directors' remuneration and interests in the capital of Sage Group

There will be no variation in the remuneration of the directors of Sage Group as a consequence of the specific issue and rights offer, save that subject to the finalisation of the specific issue and rights offer, the Human Resources Committee has approved the award of R1,7 million to be split amongst those executive directors of the Group who have performed exceptionally during this period. The remuneration of directors for the nine months ended 31 December 2002 was as follows:

| R000 | Directors' fees | Basic salary | Retirement and medical | Expense allowance and entertainment | Car allowance | Consulting fees | Total |
|---|---|---|---|---|---|---|---|
| **Executives:** | | | | | | | |
| HL Shill | 60 | 1 162 | 89 | 119 | – | – | 1 430 |
| JP Davies | 53 | 1 036 | 118 | – | 218 | – | 1 425 |
| JE Henderson | 53 | 1 132 | 88 | – | 23 | – | 1 296 |
| L Kaplan | 53 | 849 | 128 | – | 45 | – | 1 075 |
| RI Marsden* | – | 5 275 | 503 | – | 14 | – | 5 792 |
| B Nackan | 53 | 798 | 148 | – | 63 | – | 1 062 |
| Total executive | 272 | 10 252 | 1 074 | 119 | 363 | – | 12 080 |
| **Non-executives:** | | | | | | | |
| MP Adonisi | 62 | – | – | – | – | 102 | 164 |
| Dr. DC Cronjé | 74 | – | – | – | – | – | 74 |
| BJ du Plessis | 67 | – | – | – | – | – | 67 |
| DM Falck | 41 | – | – | – | – | – | 41 |
| G Griffin | 159 | – | – | – | – | – | 159 |
| Dr. BM Ilsley | 53 | – | – | – | – | – | 53 |
| DF Mostert | 41 | – | – | – | – | – | 41 |
| JH Postmus | 53 | – | – | – | – | – | 53 |
| CD Stein | 67 | – | – | – | – | – | 67 |
| CL van Wyk | 92 | – | – | – | – | – | 92 |
| Adv. T van Wyk | 74 | – | – | – | – | – | 74 |
| WD Winckler | 62 | – | – | – | – | – | 62 |
| **Total non-executive** | 845 | – | – | – | – | 102 | 947 |
| **Total** | **1 117** | **10 252** | **1 074** | **119** | **363** | **102** | **13 027** |

**Payment made in US$, converted to Rand at average exchange rates.*

All the directors of the Company have confirmed in terms of Schedule 21 of the Listings Requirements of the JSE that they have not been:

- disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- convicted of an offence resulting from dishonesty, fraud or embezzlement or convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Act; or
- adjudged bankrupt or entered into any voluntary creditors' liquidation or been sequestrated in any jurisdiction or been a director of any company at the time or within the 12 months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors; or
- barred from entry into any profession or occupation.

**6.7 Details of Sage Group shares held by directors at 31 December 2002 are set out below:**

| | 31 December 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Beneficial share schemes | % | Held directly | % | Non-beneficial held indirectly | % |
| MP Adonisi | – | – | 3 106 | – | | – |
| JP Davies | 552 659 | 0,4 | 43 170 | – | | – |
| BJ du Plessis | – | – | 8 790 | – | | – |
| G Griffin | – | – | 10 000 | – | | – |
| JE Henderson | 72 568 | 0,1 | 200 000 | 0,1 | | – |
| Dr. BM Ilsley | 420 500 | 0,3 | 70 000 | 0,1 | | – |
| L Kaplan | 367 696 | 0,2 | – | – | | – |
| RI Marsden | 353 455 | 0,2 | – | – | | – |
| B Nackan | 586 047 | 0,4 | 90 738 | 0,1 | | – |
| JH Postmus | – | – | 110 | - | | – |
| HL Shill | 638 001 | 0,4 | 1 999 756 | 1,3 | 15 087 632 | 9,7 |
| CD Stein | – | – | 40 394 | – | | – |
| CL van Wyk | – | – | 1 307 | – | | – |
| | 2 990 926 | | 2 467 371 | | 15 087 632 | |

In terms of a resolution adopted by the board of directors, 50% of the beneficial holdings of Sage Group shares held through the Shares Schemes have been repurchased by the Share Scheme with effect from 1 January 2003 in respect of each individual director as detailed above. This has the effect of reducing their aggregate individual beneficial holdings to 1 495 463 shares.

Apart from this there were no changes in the directors' shareholdings from 31 December 2002 to 10 June 2003.

**6.8 Details of share options held by directors at 31 December 2002, are set out below:**

| | Number of options | Percentage of total options in issue | Issue date | Issue price (cents) | Expiry |
|---|---|---|---|---|---|
| JP Davies | 400 000 | 11,4 | 12 March 2002 | 525 | 12 March 2012 |
| JE Henderson | 188 900 | 5,4 | 12 March 2002 | 525 | 12 March 2012 |
| Dr. BM Ilsley | 99 500 | 2,8 | 12 March 2002 | 525 | 12 March 2012 |
| L Kaplan | 262 100 | 7,5 | 12 March 2002 | 525 | 12 March 2012 |
| RI Marsden | 141 200 | 4,0 | 12 March 2002 | 525 | 12 March 2012 |
| B Nackan | 170 200 | 4,8 | 12 March 2002 | 525 | 12 March 2012 |
| | 1 261 900 | | | | |

There have been no changes in the directors' share option holdings from 31 December 2002 to 10 June 2003.

**6.9 Details of convertible debentures held by directors at 31 December 2002 are set out below:**

| | |
|---|---|
| JP Davies | 144 632 |
| JE Henderson | 45 489 |
| L Kaplan | 139 807 |
| RI Marsden | 85 940 |
| B Nackan | 52 402 |
| | 468 270 |

In terms of a resolution adopted by the board of directors, 50% of the beneficial holdings of debentures have been converted to Sage Group shares and repurchased in terms of the rules of the Share Schemes with effect from 1 January 2003 in respect of each individual director as detailed above. This has the effect of reducing their aggregate individual beneficial holdings to 234 135 debentures.

None of the directors of Sage Group or, to the knowledge of Sage Group, their families, had any interest, direct or indirect, in any transaction during the last financial year or in any proposed transaction with any company within the Group which has affected or will materially affect Sage Group or its investment interest or subsidiaries.

None of the directors of Sage Group or any associate of such director is currently or has been at any time during the past fiscal year indebted to Sage Group.

**6.10 Litigation**

There are no legal or arbitration proceedings other than those referred to in Annexure 10 of the circular posted to shareholders on 7 May 2003 that are pending or threatened, of which the Sage Group is aware, that may have or have had in the recent past (being at least the previous 12 months) a material effect on the Group's financial position.

**6.11 Change of control**

There will be no change of control as envisaged in terms of section 440A of the Act as a result of the implementation of the rights offer.

**6.12 Trading history**

Annexure 3 to this circular sets out the trading history of Sage Group shares on the JSE since 30 June 2000.

## 7 EXPENSES

The costs and expenses in respect of the specific issue and the rights issue payable by Sage Group are currently estimated at approximately R19 million, after tax, which includes an underwriting commission amounting to R7 million and JSE documentation inspection fees of approximately R17 500.

## 8 DIRECTORS' RESPONSIBILITY STATEMENT

The Sage Group directors, whose names appear in paragraph 6.5 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts.

## 9 REGISTRATION OF DOCUMENTS

The form of instruction in respect of a letter of allocation issued to shareholders accompanied by:

**9.1** a signed copy of this circular;

**9.2** copies of all documents required and approved by the JSE;

**9.3** powers of attorney from the directors of Sage Group;

**9.4** a copy of the underwriting agreement;

**9.5** a copy of the sworn declaration by each of the underwriters that to the best of its knowledge and belief it is in a position to carry out its obligations; and

**9.6** the written consents of advisers to Sage Group to the publication of their names in this circular in the form and context in which they appear,

have been registered by the Registrar of Companies in Pretoria in terms of section 146A of the Act. The consents have been given and had not been withdrawn before the lodgement/delivery of this circular and accompanying documents for registration as referred to above.

## 10 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Sage Group from Friday, 6 June 2003 to Friday, 4 July 2003:

- a copy of this circular;
- a copy of the circular published by Sage Group on 7 May 2003, which incorporates pre-listing particulars;
- the Memorandum and Articles of Association of Sage Group;
- the written consents of advisers to Sage Group to the publication of their names in this circular in the form and context in which they appear;
- the audited annual financial statements of Sage Group for the two years ended 31 March 2001 and 31 March 2002 and the nine months ended 31 December 2002; and
- the report of the Independent Reporting Accountants on the pro forma financial information of the Group.

**Signed by G Griffin and JP Davies on Wednesday, 11 June 2003 on behalf of the directors of Sage Group.**

**SAGE GROUP LIMITED**

# Information regarding the underwriters

1 The JSE has been provided with an affidavit by each of the underwriters confirming that they are in a position, as at the date of signing the underwriting agreement, to meet their commitments in terms of the underwriting agreement.

**2 Commissions**

**2.1** In consideration for:

2.1.1 AVASA subscribing for the specific issue shares and underwriting the rights offer as described in paragraph 5.1 of the circular to which this Annexure 1 is attached, Sage Group shall pay to AVASA a commission of R2 460 000;

2.1.2 ABSA underwriting the subscription for the rights offer shares at the rights offer price, as described in paragraph 5.1 of the circular to which this Annexure 1 is attached, Sage Group shall pay to ABSA a commission of R1 850 000; and

2.1.3 FSL underwriting the subscription for the rights offer shares at the rights offer price as described in paragraph 5.1 of the circular to which this Annexure 1 is attached, Sage Group shall pay to FSL a commission of R1 850 000.

**2.2** In consideration for MPF following its rights in terms of the rights offer as described in paragraph 5.2 of the circular to which this Annexure 1 is attached, Sage Group shall pay to MPF a commission of R840 000.

**3 Other information**

**3.1** Dates and places of incorporation
ABSA: 2/10/1986; Johannesburg
AVASA:15/07/1998; Johannesburg
FSL: 2/5/1972; South Africa

**3.2** Registration numbers
ABSA: 1986/003934/06
AVASA: 1998/013637/06
FSL: 1972/004504/06

**3.3** Registered offices
ABSA: 3rd Floor, ABSA Towers East, 170 Main Street, Johannesburg
AVASA: First Floor, Eastwood, 57 Sixth Road, Hyde Park, Johannesburg
FSL: Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch

**3.4** Authorised share capital
ABSA: 700 000 000 ordinary shares of R2 each
AVASA: 3 000 000 000 ordinary shares of 1 cent each
FSL: 250 000 ordinary shares of R1 each

**3.5** Issued share capital
ABSA: 651 546 749 ordinary shares of R2 each
AVASA: 505 000 000 ordinary shares of 1 cent each
FSL: 250 000 ordinary shares of R1 each

**3.6** Commercial bankers
ABSA: ABSA Bank Limited
AVASA: Standard Bank Group Limited
FSL: ABSA Bank Limited

**3.7** Directors
ABSA: Dr. DC Cronjé, DC Brink, ER Bosman, GR Pardoe, DC Arnold, NB Bam, BP Connellan, SJ du Toit, AS du Plessis, G Griffin, LN Jonker, P du P Kruger, TMG Sekwale, FA Sonn, PEI Swartz, Adv. T van Wyk
AVASA: B Meyerson, JP Nel, J Treger, A Bonamour
FSL: Messrs Adv. T van Wyk, DM Falck, MH Visser

**3.8** Secretary
ABSA: WR Somerville
AVASA: Ms PA Byrne
FSL: Mrs M Lubbe.

# Table of entitlements

| Shares held before rights offer | Rights entitlement | Shares held before rights offer | Rights entitlement |
|---|---|---|---|
| 1 | 1 | 51 | 47 |
| 2 | 2 | 52 | 48 |
| 3 | 3 | 53 | 49 |
| 4 | 4 | 54 | 50 |
| 5 | 5 | 55 | 50 |
| 6 | 6 | 56 | 51 |
| 7 | 7 | 57 | 52 |
| 8 | 8 | 58 | 53 |
| 9 | 9 | 59 | 54 |
| 10 | 10 | 60 | 55 |
| 11 | 10 | 61 | 56 |
| 12 | 11 | 62 | 57 |
| 13 | 12 | 63 | 58 |
| 14 | 13 | 64 | 59 |
| 15 | 14 | 65 | 59 |
| 16 | 15 | 66 | 60 |
| 17 | 16 | 67 | 61 |
| 18 | 17 | 68 | 62 |
| 19 | 18 | 69 | 63 |
| 20 | 19 | 70 | 64 |
| 21 | 20 | 71 | 65 |
| 22 | 20 | 72 | 66 |
| 23 | 21 | 73 | 67 |
| 24 | 22 | 74 | 68 |
| 25 | 23 | 75 | 69 |
| 26 | 24 | 76 | 69 |
| 27 | 25 | 77 | 70 |
| 28 | 26 | 78 | 71 |
| 29 | 27 | 79 | 72 |
| 30 | 28 | 80 | 73 |
| 31 | 29 | 81 | 74 |
| 32 | 30 | 82 | 75 |
| 33 | 30 | 83 | 76 |
| 34 | 31 | 84 | 77 |
| 35 | 32 | 85 | 78 |
| 36 | 33 | 86 | 79 |
| 37 | 34 | 87 | 79 |
| 38 | 35 | 88 | 80 |
| 39 | 36 | 89 | 81 |
| 40 | 37 | 90 | 82 |
| 41 | 38 | 91 | 83 |
| 42 | 39 | 92 | 84 |
| 43 | 40 | 93 | 85 |
| 44 | 40 | 94 | 86 |
| 45 | 41 | 95 | 87 |
| 46 | 42 | 96 | 88 |
| 47 | 43 | 97 | 89 |
| 48 | 44 | 98 | 89 |
| 49 | 45 | 99 | 90 |
| 50 | 46 | 100 | 91 |

# Trading history

The high, low and closing prices of Sage Group shares on the JSE, and the volumes traded, since 30 June 2000, were as follows:

| | High (cents) | Low (cents) | Close (cents) | Volume (shares) |
|---|---|---|---|---|
| **Quarter ended** | | | | |
| 30 Jun 00 | 2030 | 1600 | 1635 | 2 608 905 |
| 30 Sep 00 | 1700 | 1405 | 1425 | 3 279 709 |
| 31 Dec 00 | 1600 | 970 | 1020 | 6 830 065 |
| 31 Mar 01 | 1270 | 975 | 995 | 6 427 876 |
| 30 Jun 01 | 1075 | 780 | 800 | 8 093 370 |
| 30 Sep 01 | 960 | 680 | 860 | 6 400 598 |
| 31 Dec 01 | 910 | 780 | 795 | 3 899 572 |
| 31 Mar 02 | 815 | 490 | 700 | 3 935 279 |
| **Month ended** | | | | |
| 30 Apr 02 | 755 | 670 | 725 | 1 293 477 |
| 31 May 02 | 800 | 665 | 700 | 1 560 927 |
| 30 Jun 02 | 700 | 530 | 570 | 925 947 |
| 31 Jul 02 | 580 | 400 | 405 | 1 714 780 |
| 31 Aug 02 | 440 | 362 | 410 | 5 477 220 |
| 30 Sep 02 | 410 | 315 | 325 | 2 238 478 |
| 31 Oct 02 | 340 | 200 | 233 | 2 373 229 |
| 30 Nov 02 | 320 | 225 | 280 | 6 799 125 |
| 31 Dec 02 | 300 | 160 | 195 | 2 640 318 |
| 31 Jan 03 | 240 | 190 | 194 | 1 379 775 |
| 28 Feb 03 | 200 | 150 | 174 | 2 780 056 |
| **Daily** | | | | |
| 03 Mar 03 | 180 | 174 | 180 | 70 000 |
| 04 Mar 03 | 180 | 179 | 180 | 86 500 |
| 05 Mar 03 | 176 | 175 | 175 | 23 500 |
| 06 Mar 03 | 175 | 175 | 175 | 3 111 |
| 07 Mar 03 | 180 | 175 | 178 | 47 404 |
| 10 Mar 03 | 180 | 171 | 180 | 16 171 |
| 11 Mar 03 | 172 | 170 | 170 | 77 190 |
| 12 Mar 03 | 165 | 145 | 150 | 138 577 |
| 13 Mar 03 | 160 | 148 | 155 | 209 182 |
| 14 Mar 03 | 160 | 155 | 160 | 37 900 |
| 17 Mar 03 | 155 | 150 | 155 | 4 038 |
| 18 Mar 03 | 155 | 150 | 150 | 20 962 |
| 19 Mar 03 | 160 | 152 | 155 | 91 380 |
| 20 Mar 03 | 165 | 156 | 165 | 76 574 |
| 24 Mar 03 | 165 | 160 | 165 | 27 741 |
| 25 Mar 03 | 160 | 155 | 160 | 44 815 |
| 26 Mar 03 | 150 | 141 | 141 | 126 848 |
| 27 Mar 03 | 150 | 150 | 150 | 10 000 |
| 28 Mar 03 | 140 | 134 | 135 | 285 787 |
| 31 Mar 03 | 154 | 140 | 154 | 191 529 |



SAGE GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN code: ZAE000006623
("Sage Group")

# Corporate update

Since the distribution of the annual reports of Sage Group and Sage Life Limited ("Sage Life") for the year ended 31 December 2002, there have been several material developments which, together with a trading update, are the subject of this announcement.

## CAPITAL RAISING

At the General Meeting of shareholders of Sage Group on Thursday, 29 May 2003 (investors are referred to the separate announcement on this subject on 30 May 2003), the necessary resolutions relating to the R350 million capital raising exercise by Sage Group, were approved by shareholders. All the conditions precedent in terms of the specific issue of new shares in Sage Group to a consortium of investors represented by and including AVASA Holdings Limited (the AVASA consortium), and in terms of the rights offer to Sage Group shareholders, have been fulfilled. The specific issue for cash of 69 696 970 Sage Group shares at a price of R1,65 per share will raise R115 million on or about 13 June 2003. The renouncable rights offer in respect of 142 424 242 Sage Group shares at a price of R1,65 per share in order to raise R235 million, is expected to be concluded on or about 7 July 2003.

## EQUITY LINKED NOTES ("ELN'S"):

### Hedging of Currency Risk

In line with the Sage Group policy of hedging currency risk where appropriate, transactions have been concluded to hedge the US$65 million ELN's liability at an average spot rate of R7,48 to the dollar.

### Repurchase of ELN's

ELN's having a nominal value of approximately US$5 million have been repurchased by Sage Group, for cancellation thereafter, to capitalise on the discount of approximately 15% at which the ELN's are currently priced in the market.

## INTERNATIONAL INTERESTS

As previously announced, Sage Group disposed of Sage Life (Bermuda) Limited to Old Mutual Plc. The transfer of the business has been completed and arrangements have been concluded for the ongoing servicing of policyholders of the Bermuda branch of Sage Life, South Africa.

Agreement in principle has been reached with Swiss Re Life and Health US ("Swiss Re") for the acquisition by Swiss Re of the Group's interest in Sage Life Assurance of America Inc ("Sage Life USA") for a nominal consideration. Subject to regulatory approval of this transaction, Swiss Re will consequently take full control of Sage Life USA. Sage Life USA will continue to service existing policyholders. Sage Group will continue with the winding-down of the ancillary activities in the US and it is expected that all outstanding matters will be resolved within the next few months as provided for within the financial statements as at 31st December 2002.

## TRADING UPDATE

### New Business

The uncertainties surrounding the Group prior to the announcement of the 2002 financial results and other developments materially affected new business results in the first five months of the current year. New business was also impacted in line with the life assurance and investment industries by weak domestic and global equity markets and generally uncertain and volatile economic conditions.

Total new business for the first five months of the current year to 31 May 2003 (the latest available reporting date) showed a decline of 21,7% to R145,4 million compared to the same period in the previous year in terms of Annual Premium Equivalent (annualised recurring premiums and 10% of single premiums). Total new business in the Individual division declined by 30,6% while the Employee Benefits division showed an increase of 17%.

Unit sales by Sage Unit Trusts for the period 1 January to 31 May 2003 reduced slightly to R1 452,5 million (R1 644,4 million in the comparable period in the previous year). Repurchases continue at high levels in line with the industry trend, resulting in a net outflow of R143 million for the period.

The capital raising and other recent developments in the Group have been well received internally and by intermediaries and clients. In the light of this it has been decided to remove the penalty imposed on surrenders since December 2002.

**Expense Management**

Within the SA operations, expenses of management to the end of April 2003 have been contained to a growth of 1,4% on a comparative basis over last year. Further steps have been taken to rationalise certain activities and some additional cost savings are expected. These may, however, be offset to some extent by additional developmental expenses to be incurred in the restructuring of local operations.

**Policy Discontinuances**

Discontinuances of policies through lapsing and surrenders within Sage Life increased during the first 5 months of the year; the number of policies lapsed increased by 6,4% and the number of policies surrendered by 23,2% compared to the same period last year. In force annualised premiums, however, have continued to increase, reaching R1 009 million at the end of May 2003 compared to R972 million at May 2002.

**Equity Market Movements**

As with all life assurers and unit trust operations, fees based on asset values have been materially impacted by the downturn in equity values over the first quarter in spite of good relative performance. Shareholder funds in Sage Life, however, have been partially protected due to the investments in ABSA Group Limited and property, which have held their values relative to the market.

The Sage Group financial results for the interim reporting period (six months ending 30 June 2003) will be affected by the decline in new business levels and in particular by the impact of weak equity market performance on policyholder and unitholder portfolios. On the other hand, the negative impact of the international activities has been eliminated.

5 June 2003

## FORM A FORM OF RENUNCIATION

The shareholder should please refer to the detailed and general instructions set out on pages 2 and 3 and complete block (11).

(To be signed by the shareholder named in block (1) of page 1 if the right to all or a part of the new Sage Group shares is renounced.)

To the directors,
**Sage Group Limited**
I/We hereby renounce my/our right to subscribe for that number of the new Sage Group shares allocated to me/us as is stated in block (11) on page 1 in favour of the person(s) completing the registration application form (Form B) in relation to such shares.

**Signed** ______________________________

Signature(s) of person(s) renouncing

**Date** ______________________________ 2003

Assisted by me (where applicable) (all joint holders must sign)

Stamp (if any) and endorsement of selling agent

## FORM B REGISTRATION APPLICATION FORM (to be accompanied by a cheque or banker's draft)

This form to be completed in respect of the person(s) (i.e. the renouncee(s)) in whose name(s) the new Sage Group shares are to be allotted.

**ONCE THIS FORM HAS BEEN COMPLETED THIS FORM OF INSTRUCTION WILL NO LONGER BE NEGOTIABLE.**

**Sage Group Limited**
I/We hereby request you to allot the new Sage Group shares indicated in block (11) in this form of instruction in the following name(s) upon the conditions set out in the circular dated 17 June 2003 and contained herein and subject to the memorandum and articles of association of Sage Group.

I/We authorise you to place such name(s) on the register of shareholders in respect thereof.

USE BLOCK LETTERS
Surname(s) or Name of company
Mr/Mrs/Miss ______________________________

First names in full ______________________________

Postal address (preferably a PO Box address) ______________________________

______________________________

______________________________ Postal code ________

Telephone number (office hours) (     ) ______________________________

Signed (signature of renouncee) ______________________________

Date ______________________________ 2003

*Stamp of buying broker (if any) or stamp or name and address of lodging agent (if any)*

## FORM C INSTRUCTION TO SELL

This form is to be signed by the offeree if all or part of the rights to the new Sage Group shares are to be sold. The offeree should please refer to the detailed and general instructions set out on pages 2 and 3.

**Sage Group Limited**
I/We hereby instruct Computershare Nominees (Proprietary) Limited to pay to me/us the proceeds, if any, of the sale of the rights allocated to me/us in terms of this form of instruction to me/us (less R60,00 plus taxes and STRATE costs) in accordance with the instructions below.

**Signed** ______________________________

**Date** ______________________________ 2003

**Payment instructions**
Tick appropriate box:

☐ 1. By cheque, which should be posted at my/our own risk to the following address:

______________________________

______________________________

☐ 2. By electronic funds transfer to the following bank account:

Name of bank ______________________________

Account number ______________________________

Branch code ______________________________

PLEASE NOTE THAT IF THE ABOVE INFORMATION IS NOT COMPLETE OR IF CONFLICTING INSTRUCTIONS ARE GIVEN, A CHEQUE PAYMENT OF THE AMOUNT DUE WILL BE SENT TO THE ADDRESS RECORDED IN SAGE GROUP'S SHARE REGISTER.

**Signed** ______________________________

Signature(s) of offeree selling his/her rights

**Date** ______________________________ 2003

*Assisted by me (where applicable) (all joint holders must sign)*

## FORM D DOCUMENTS OF TITLE

Certificated shareholders accepting all the rights allocated to them in terms of the rights offer will receive their rights shares in certificated form, which will not be good for delivery until they have been dematerialised. Certificated shareholders should please refer to the detailed and general instructions set out on pages 2 and 3.

Certificated shareholders should complete the section below.

Kindly post the relevant share certificates to the following address by registered post:

Name

## GENERAL INSTRUCTIONS

**1 Deceased estates, trusts and persons under contractual disability**

The new Sage Group shares will not be allotted in the name of an estate, a trust or a person under contractual disability. Therefore where the right to new Sage Group shares has accrued to a deceased holder, a trust or a person under contractual disability, the executor(s) or administrator(s) or trustee(s) or curator(s) (as the case may be) must complete Form A in his/(their) representative capacity(ies) and Form B must be completed by the person(s) in whose name(s) the new Sage Group shares are to be allotted without any mention of the estate, trust or beneficial holder. A Letter of Executorship (if not previously registered) should be submitted to the transfer secretaries for record purposes.

**2 Joint holders of letters of allocation**

Where applicable, all joint holders of letters of allocation must sign.

**3 Exchange Control Regulations**

The following summary is intended as a guide only and is therefore not comprehensive. If a shareholder or his/her renouncee is in any doubt in regard hereto, he/she should consult his/her professional advisor.

In terms of the Exchange Control Regulations of South Africa, non-residents of the Common Monetary Area will be allowed to:
- take up rights allocated to them in terms of the rights offer;
- purchase letters of allocation on the JSE;
- subscribe for the new ordinary shares arising from letters of allocation purchased on the JSE;
- purchase excess shares which have been applied for in terms of the rights offer,

provided payment is received in foreign currency or in Rand from a non-resident account.

All applications by non-residents for the above purposes must be made through an Authorised Dealer in foreign exchange. Any share certificates that might be issued pursuant to such applications will be endorsed "Non-Resident".

Where a right in terms of the rights offer falls due to a former resident of the Common Monetary Area, which right is based on shares controlled in terms of the Exchange Control Regulations of South Africa, only emigrant blocked funds may be used to take up this right.

In addition, emigrant blocked funds may also be used to:
- purchase letters of allocation on the JSE;
- subscribe for new ordinary shares arising from letters of allocation purchased on the JSE;
- purchase excess shares which have been applied for in terms of the rights offer.

All applications by emigrants using emigrant blocked funds for the above purposes must be made through the Authorised Dealer in South Africa controlling their blocked assets. Any share certificates that might be issued to such emigrants will be endorsed "Non-Resident" and placed under the control of the Authorised Dealer in foreign exchange through whom the payments were made. The sale proceeds of letters of allocation, if applicable, will be returned to the Authorised Dealer in foreign exchange for credit to such emigrants' blocked accounts. Electronic statements issued in terms of STRATE and any new share certificates issued pursuant to blocked Rand transactions will be endorsed "Non-Resident" and placed under the control of the Authorised Dealer through whom the payment was made. The proceeds arising from the sale of letters of allocation or arising from the sale of new blocked shares will be credited to the blocked accounts of the emigrants concerned.

Any shareholder resident outside the Common Monetary Area who receives the circular and any form of instruction should obtain advice as to whether any governmental and/or other legal consent is required and/or any other formality must be observed to enable a subscription to be made in terms of the form of instruction.

New share certificates issued pursuant to the rights offer to an emigrant will be endorsed "Non-Resident" and forwarded to the address of the relevant Authorised Dealer controlling such emigrant's blocked assets for control in terms of the Exchange Control Regulations of South Africa. Where the emigrant's shares are in dematerialised form with a CSDP or broker, the electronic statement issued in terms of STRATE will be dispatched by the CSDP to the address of that emigrant in the records of the CSDP.

**The rights offer does not constitute an offer in any area of jurisdiction in which it is illegal to make such an offer and in such circumstances the circular and any form of instruction is sent for information purposes only.**

The rights shares will not be registered for purposes of the rights offer with the Securities and Exchange Commission, Washington, D.C., or with the Canadian Provincial Securities Commission or with the Australian Securities Commission under the Australian Corporation Law, as amended. Accordingly, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United States of America or any of its territories, dependencies, possessions or commonwealths or in the District of Columbia or in the Dominion of Canada or the Commonwealth of Australia, its states, territories or possessions. The CSDP or broker will ensure that where such persons are holding shares in dematerialised form that the CSDP or broker adheres to the above restriction.

**4 Listings on the JSE**

The Committee of the JSE has granted a separate listing for the letters of allocation with effect from commencement of trading on Monday, 9 June 2003 to close of trading on Friday, 27 June 2003 and for the new Sage Group shares to be listed pursuant to the rights offer with effect from the commencement of trading on Monday, 30 June 2003.

## SALIENT DATES AND TIMES

| | 2003 |
|---|---|
| Last day to trade for rights offer in order to settle by the record date and to qualify to participate in the rights offer (*cum* entitlement) on | Friday, 6 June |
| Letters of allocation listed on the JSE at 09:00 on | Monday, 9 June |
| Sage Group shares commence trading *ex*-rights on the JSE at 09:00 on | Monday, 9 June |
| Record date for rights offer at 17:00 on | Friday, 13 June |
| Rights offer opens at 09:00 on | Tuesday, 17 June |
| Last day to trade in letters of allocation on the JSE in order to settle by Friday, 4 July 2003 on | Friday, 27 June |
| Listing of new Sage Group shares on the JSE and trading commences in the new shares at 09:00 on | Monday, 30 June |
| Rights offer closes at 14:30 on | Friday, 4 July |
| Record date for letters of allocation on | Friday, 4 July |
| Entitlements in terms of the rights offer available on | Monday, 7 July |
| Results of rights offer announced on SENS on or about | Monday, 7 July |
| Central Securities Depository Participant ("CSDP") or broker accounts debited and updated on | Monday, 7 July |
| Refund cheques to certificated holders, if applicable, in respect of unsuccessful excess applications, posted on or about | Monday, 7 July |
| New share certificates issued and posted on or about | Monday, 7 July |
| Results of rights offer announced in the press on or about | Tuesday, 8 July |

**Notes:**

1. The above dates and times are subject to change. Any such change(s) will be announced in the press and on SENS. All times referred to in this form of instruction are South African local times.
2. Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2003 and Friday, 13 June 2003, both days inclusive.
3. CSDP's effect payment on a delivery versus payment method in respect of dematerialised shareholders.
4. Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the rights offer in the manner and time stipulated in the agreement governing the relationship between such shareholders and their CSDPs or brokers.

**THIS FORM MUST BE RETURNED IN ITS ENTIRETY.**

Dear shareholder

**1 The rights offer**

Sage Group offers, by way of a renounceable rights offer to the shareholders of Sage Group ("shareholders"), recorded in the register at 17:00 on Friday, 13 June 2003 ("the record date") the right to subscribe for 142 424 242 new Sage Group shares in the ratio of 1 rights share for every 1,10192 issued ordinary shares registered in their names at the record date.

The rights offer price to subscribe for new Sage Group shares is R1,65 per new Sage Group share, payable in full on acceptance in the currency of the Republic of South Africa ("South Africa").

**2 Allocation**

The new Sage Group shares stated in block (3) on page 1 have been provisionally allocated for subscription to the shareholder whose name is stated in block (1) on page 1.

**3 Acceptance and payment**

Shareholders who wish to accept the rights offer must complete blocks (5), (6), (9) and, if applicable, (10) on page 1.

3.1 If you are the person(s) in whose name(s) this form of instruction was issued and wish to subscribe for all the new Sage Group shares allocated to you, complete the applicable blocks as stated above. If you wish to subscribe for the whole or part of the new Sage Group shares allocated to you, insert the number of new Sage Group shares for which you wish to subscribe in block (5). Forms A and B of this form of instruction need not be completed.

3.2 If you are the person(s) in whose favour this form of instruction has been renounced and wish to subscribe for new Sage Group shares, complete the applicable blocks as stated above as well as Form B of this form of instruction.

3.3 If you wish to subscribe for new Sage Group shares, a properly completed form of instruction, together with a cheque (crossed "not transferable" and with the words "or bearer" deleted) or banker's draft (drawn on a registered bank) payable to **"Sage Group Limited – Rights Offer"** for the amount due in the currency of South Africa, must be lodged with Computershare Investor Services Limited, so as to be received by not later than 14:30 on Friday, 4 July 2003. No late applications will be accepted, save as provided in paragraph 3.5.

3.4 Such payment, when the cheque or banker's draft has been paid, will constitute acceptance of the rights offer upon the terms and conditions set out in the accompanying circular and in this form of instruction, subject to the memorandum and articles of association of Sage Group and paragraph 8 below.

3.5 A completed form of instruction together with a cheque/banker's draft, which are enclosed in an envelope postmarked with a date, on or prior to 4 July 2003 and which is received through the post on or prior to 4 July 2003, will be treated as having been received timeously.

3.6 No acknowledgement of receipt will be given for a cheque or banker's draft received in accordance with the rights offer.

3.7 Each cheque or banker's draft will be deposited immediately for collection and interest will accrue for the benefit of Sage Group.

3.8 If this form of instruction and cheque/banker's draft is not received as set out above, then the rights offer will be deemed to have been declined and the right to subscribe for the new Sage Group shares offered to the addressee or renounced in favour of his/her renouncee will lapse, no matter who then holds it.

3.9 The rounded number of rights to new Sage Group shares to which shareholders will become entitled will be determined by the ratio of entitlement.

3.10 Rights shares in respect of which acceptances are received and payment made will be issued in certificated form.

**4 Renunciation or sale**

Certificated shareholders who do not wish to subscribe for the new Sage Group shares allocated to them in terms of the rights offer may renounce their rights by signing Form A, and the renouncee who wishes to subscribe for new Sage Group shares in the rights offer must complete blocks (5), (6), (9), (11) and, if applicable, (10) and Form B and lodge this form of instruction and make payment, in terms of 3.3 above for the number of Sage Group new shares in respect of which the rights offer is accepted.

The lodging of the form of instruction, with Form A purporting to be signed by the shareholder whose name appears thereon, will be taken to be conclusive evidence of the right of the holder:

- to deal with this form of instruction; or
- to have the Sage Group shares in question allotted and to receive a certificate for those shares.

Therefore, Sage Group will not be obliged to investigate whether Forms A and B have been properly signed or completed or to investigate any fact surrounding the signing or lodging of either form.

Certificated shareholders who do not wish to subscribe for the new Sage Group shares allocated to them in terms of the rights offer may elect to sell such rights by signing Form C. Note that Computershare Nominees (Proprietary) Limited ("Computershare Nominees") will endeavour to procure the sale of rights on the JSE on the certificated shareholders' behalf and remit the net proceeds thereof in accordance with the certificated shareholders' instructions. In this regard, Computershare Nominees will not have any obligation or be responsible for any loss or damage whatsoever in relation to or arising from the timing of such sales, the price obtained or the failure to dispose of such rights entitlements.

**5 Shareholders' entitlements**

Rights recipients will receive 1 rights share for every 1,10192 issued ordinary shares registered in their names at the record date ("the ratio entitlement"). The rounded number of rights to new Sage Group shares to which shareholders will become entitled will be determined by the ratio entitlement.

**6 Excess applications**

6.1 Shareholders or their renouncees will have the right to apply for new Sage Group shares in excess of their entitlement.

6.2 Applications for additional new Sage Group shares by certificated shareholders may only be made by completing blocks (7), (8) and (9) on page 1.

6.3 Excess applications will be dealt with as set out in paragraph 2.7 of the circular.

**7 Underwriting**

As the rights offer has been underwritten, no minimum subscription is necessary and the rights offer is therefore unconditional.

**8 Overseas persons**

The attention of overseas persons is drawn to paragraph 3 of the circular (and such provisions are incorporated into the terms of this form of instruction).

By order of the board

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

This form of instruction in respect of a renounceable (nil paid) letter of allocation ("form of instruction") is negotiable and may be sold on the JSE Securities Exchange South Africa ("JSE"). If you are in any doubt as to what action to take, please consult your stockbroker, banker, attorney, accountant or other professional advisor immediately.

Sage Group Limited has issued all letters of allocation in dematerialised form and the electronic record for certificated shareholders is being maintained by Computershare Nominees (Proprietary) Limited, a wholly-owned subsidiary of Computershare Custodial Services Limited. This has made it possible for certificated shareholders to enjoy the same rights and opportunities as those shareholders who have already dematerialised their shares. If you are a certificated shareholder and you wish to dispose of, renounce or take up all or part of your rights in terms hereof, or participate in the excess application pool, you should complete this form of instruction and return it to Computershare Investor Services Limited, at the address below.

A copy of this form of instruction, together with the circular, underwriting agreements and other requisite documents have been lodged with and registered on 12 June 2003 by the Registrar of Companies, as required by section 146A of the Companies Act, 1973 (Act 61 of 1973), as amended.

Each amendment to this form of instruction must be signed in full and must not be initialled.





# SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN ZAE000006623
("Sage Group" or "the company")

**A renounceable rights offer by Sage Group of 142 424 242 new Sage Group ordinary shares of 1 cent each in the ordinary share capital of Sage Group ("new Sage Group shares") at a subscription price of R1,65 per Sage Group share in the ratio of 1 rights share for every 1,10192 issued ordinary shares held in Sage Group as recorded in the register on Friday, 13 June 2003 ("the rights offer").**

## Form of instruction in respect of a letter of allocation ("form of instruction")

*Issued to certificated shareholders only*

| **Name and address of shareholder** | **Serial number** |
|---|---|
| (1) | Enquiries in connection with this form should be addressed to Computershare Investor Services Limited quoting this serial number. |

| Account number | Number of Sage Group shares held at close of business on Friday, 13 June 2003 | Number of new Sage Group shares which can be taken up in terms of paragraph 2 on page 2 | Amount payable at R1,65 per new Sage Group share |
|---|---|---|---|
| | (2) | (3) | R (4) |

| **Acceptance of new Sage Group shares** | Number of new Sage Group shares accepted | Amount due at R1,65 per new Sage Group share |
|---|---|---|
| | (5) | R (6) |

| **Application for additional new Sage Group shares (see paragraph 6 on page 2)** | Number of additional new Sage Group shares for which application is made | Amount due at R1,65 per new Sage Group share |
|---|---|---|
| | (7) | R (8) |

| Please note that the same or a lesser number of new Sage Group shares as the number mentioned in block (3) above may be accepted. | Amount of cheque/banker's draft | Please put "No" in this block if you are unable to give the representation and warranty required by paragraph 3 of the circular |
|---|---|---|
| | R (9) | (10) |

| Renunciation of new Sage Group shares | Number of new Sage Group shares renounced |
|---|---|
| | |